UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-8038

KEY ENERGY SERVICES, INC.  401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

KEY ENERGY SERVICES, INC.
6 Desta Drive, Suite 4400
Midland, TX 79705

(Name of Issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The audited statements of financial condition as of December 31, 2002 and 2001, and the related statements of income and changes in plan equity for each of the three years in the period end December 31, 2002 shall be filed within 180 days after December 31, 2002.  The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibit

Designations	Description	Method of Filing

Exhibit 23.1	Consent of Robinson Burdette Martin Seright & Burrows, L.L.P.	Filed with this Report
Exhibit 99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Key Energy Services, Inc. 401(k) Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN

Date:	June 30, 2003	By:	/s/ Jack D. Loftis, Jr.
Jack D. Loftis, Jr.
General Counsel

Exhibit Index

Designations	Description

Exhibit 23.1	Consent of Independent Auditors
Exhibit 99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Key Energy Services, Inc.

401(k) Savings and Retirement Plan

Financial Statements

and Supplementary Schedule

For the Years Ended:

December 31, 2002, 2001 and 2000

Table of Contents

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:

I.	Schedule of Assets Held for Investment Purposes as of December 31, 2002

Robinson Burdette Martin Seright & Burrows,L.L.P.	a professional services firm of certified public accountants	1500 Broadway Suite 1300 Lubbock, Texas 79401-3107	telephone (806) 744-3333 fax (806) 747-2106 www.rbmsb.com

Independent Auditors’ Report

To the Trustees

Key Energy Services, Inc. 401(k) Savings and Retirement Plan

Midland, Texas

We have audited the accompanying statements of net assets available for benefits of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002, 2001, and 2000.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net  assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the plan’s management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Robinson Burdette Martin Seright & Burrows, L.L.P.

Lubbock, Texas
May 13, 2003

Key Energy Services, Inc.
401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Sponsor contributions	$84,628	$93,082
Participant contributions	207,072	250,595

Receivables	291,700	343,677

Participant directed:
Guaranteed investment contract	19,032,880	15,580,961
Pooled separate accounts	21,048,083	19,983,335

Nonparticipant directed:
Key Energy Employer Stock Fund	5,555,225	3,682,038

Investments, at fair value	45,636,188	39,246,334

Participant loans	3,307,373	2,449,246

Assets	49,235,261	42,039,257

Liabilities	226,834	—

Net Assets Available for Benefits	$49,008,427	$42,039,257

The accompanying Notes to Financial Statements are an integral part of these statements

Key Energy Services, Inc.

401(k) Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002, 2001 and 2000

	2002
	Participant Directed	Nonparticipant Directed	Total
Net appreciation (depreciation) in fair value of investments	$(3,900,246)	$(135,245)	$(4,035,491)
Interest	889,299	7,068	896,367

Investment gain (loss), net	(3,010,947)	(128,177)	(3,139,124)

Sponsor	11,789	2,292,465	2,304,254
Participants	7,058,529	450,159	7,508,688

Contributions	7,070,318	2,742,624	9,812,942

Investments transferred from merged plans	5,398,929	—	5,398,929
Loans transferred from merged plans	443,650	—	443,650
Other transfers, net	184,533	(184,533)	—

Transferred assets	6,027,112	(184,533)	5,842,579

Additions to Net Assets	10,086,483	2,429,914	12,516,397

Benefits paid to participants	4,914,008	538,495	5,452,503
Third-party administrator charges	68,038	26,686	94,724

Deductions from Net Assets	4,982,046	565,181	5,547,227

Net Increase (Decrease) in Net Assets Available for Benefits	5,104,437	1,864,733	6,969,170

Net Assets Available for Benefits:
Beginning of year	38,264,136	3,775,121	42,039,257

End of year	$43,368,573	$5,639,854	$49,008,427

The accompanying Notes to Financial Statements are an integral part of these statements

Key Energy Services, Inc.
401(k) Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002, 2001 and 2000

	2001			2000
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Net appreciation (depreciation) in fair value of investments	$(2,693,775)	$(396,409)	$(3,090,184)	$(1,867,359)	$197,630	$(1,669,729)
Interest	951,298	4,792	956,090	908,135	3,905	912,040

Investment gain (loss), net	(1,742,477)	(391,617)	(2,134,094)	(959,224)	201,535	(757,689)

Sponsor	(1,510)	2,207,079	2,205,569	740	987,912	988,652
Participants	6,785,301	275,434	7,060,735	5,552,848	103,007	5,655,855

Contributions	6,783,791	2,482,513	9,266,304	5,553,588	1,090,919	6,644,507

Investments transfered from merged plans	—	—	—	24,877	—	24,877
Loans transferred from merged plans	—	—	—	—	—	—
Other transfers, net	(103,292)	103,292	—	(506,033)	506,033	—

Transferred assets	(103,292)	103,292	—	(481,156)	506,033	24,877

Additions to Net Assets	4,938,022	2,194,188	7,132,210	4,113,208	1,798,487	5,911,695

Benefits paid to participants	3,791,980	153,272	3,945,252	5,570,197	30,860	5,601,057
Third-party administrator charges	103,748	22,113	125,861	164,947	11,309	176,256

Deductions from Net Assets	3,895,728	175,385	4,071,113	5,735,144	42,169	5,777,313

Net Increase (Decrease) in Net Assets Available for Benefits	1,042,294	2,018,803	3,061,097	(1,621,936)	1,756,318	134,382

Net Assets Available for Benefits:

Beginning of year	37,221,842	1,756,318	38,978,160	38,843,778	—	38,843,778

End of year	$38,264,136	$3,775,121	$42,039,257	$37,221,842	$1,756,318	$38,978,160

The accompanying Notes to Financial Statements are an integral part of these statements

Key Energy Services, Inc.
401(k) Savings and Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000

Note 1:  Plan Description

This description of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (“the Plan”) provides only general information.  Participants should refer to the plan document for a complete description of the provisions of the Plan.

General.  The Plan is a contributory, defined contribution plan covering substantially all employees of Key Energy Services, Inc.  (“the Sponsor”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions.  As amended in January 2002, participants may contribute up to 100% of their Eligible Considered Compensation annually.  Eligible Considered Compensation, as defined in the Plan, is the participant’s pretax compensation, less any contributions to any cafeteria plan or other deferred compensation plans, garnishments, and withholdings for applicable payroll taxes.  Participants may also contribute amounts representing distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 23 investment options, including the Key Energy Employer Stock Fund which invests in Sponsor common stock.  The Sponsor contributes 100% of the first 3% of base compensation that a participant contributes to the Plan up to $1,000 in 2002 and 2001, and $750 in 2000.  The Sponsor's matching contribution is invested in the Key Energy Employer Stock Fund.  Additional profit sharing amounts may be contributed at the option of the Sponsor’s board of directors and are invested in a portfolio of investments as directed by the Participant.  Contributions are subject to certain limitations.

Participant Accounts.  Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s contributions and earnings on the participant’s account investments.  Sponsor contribution allocations are based on pro rata participant compensation.

Vesting.  Participants are always vested in their contributions and earnings thereon.  Participants vest in the Sponsor’s contribution portion of their accounts (including earnings thereon) based on years of continuous service within a 4-year graded vesting schedule.

Participant Loans.  Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4% to 11%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits.  On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  A participant may receive the value of the vested interest in his or her account as a lump-sum distribution upon termination for other reasons.

Forfeited Accounts.  At December 31, 2002, 2001 and 2000, forfeited nonvested accounts totaled $32,932, $43,911 and $111,103, respectively.  Forfeitures are available to reduce administrative expenses and future employer contributions and were used as follows:

	2002	2001	2000
Administrative expenses	$18,141	$57,429	$116,448
Employer contributions	2,374	2,522	9,919

Amendment.  The Plan was amended and restated during 2002 to modify the compensation deferral guidelines.  Additionally, the amended and restated Plan contained numerous technical changes to ensure that the terms and provisions of the Plan continue to meet the requirements for qualification and exemption under applicable provisions of certain regulatory codes and acts.

Tax Status.  The Internal Revenue Service (“IRS”) had determined and informed the Sponsor by a letter dated September 7, 2001, that the Plan and related Trust were designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable IRC requirements.

Termination.  Although it has no intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of Plan termination, participants would automatically become 100% vested in their Sponsor contributions.

Note 2:  Summary of Significant Accounting Policies

The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), including specialized industry practices as specified in the American Institute of Certified Public Accountants audit and accounting guide titled Audits of Employee Benefit Plans.

Use of Estimates.  Financial statements prepared in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments.  The Plan’s investments are held by CIGNA Bank & Trust Company, FSB as trustee for the Plan.  The Plan’s investment options currently include Sponsor common stock and insurance contracts with Connecticut General Life Insurance Company (“CIGNA”).  Participants may direct all or a portion of their account to be invested in Sponsor common stock, but part of the investments in Sponsor common stock are not participant directed and it is not administratively feasible to separate these investments; therefore, investments in Sponsor common stock are all reported as non-participant directed investments.  Investments in Sponsor common stock are stated at fair value, as determined by quoted market prices, in the accompanying financial statements.

Participants, may direct investment of their account to a variety of investment contracts.  Assets invested in the CIGNA Guaranteed Income Account are maintained in CIGNA’s general account.  CIGNA credits the account with earnings on the underlying investments and charges the account for participant withdrawals and administrative expenses.  The contract is included in the accompanying financial statements at fair value as reported to the plan by CIGNA.  Fair value is deemed to approximate contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct withdrawal or transfer all or a portion of their investment at contract value, however, CIGNA has the right to defer such withdrawals or transfers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and interest rates were approximately 5.33%, 5.12% and 5.12% for 2002, 2001 and 2000, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer and is adjusted on a semi-annual basis to reflect market conditions.

Other insurance contract investment options include various CIGNA pooled separate accounts (PSA’s).  The only amounts that CIGNA allows to be allocated to these PSA’s are amounts contributed in accordance with the terms of pension or profit sharing plans qualified under section 401 of the IRC, as amended, governmental plans as defined in section 414(d) of the IRC, as amended, or eligible deferred compensation plans as defined in section 457 of the IRC, as amended.  Assets allocated to the PSA’s are segregated  from CIGNA’s other assets and are subject only to the claims of contracts participating in each PSA.  Any transfer, distribution or disbursement from these PSA’s may be delayed for a period of up to thirty days if there is a negative cash flow into the PSA considering all contracts with funds in the PSA on that valuation date.

Certain of these PSA’s invest primarily either in publicly issued bonds or common stocks of domestic or non-United States companies, other types of equity securities or in debt-types of securities.  Such assets may, however, be invested in any investment which CIGNA deems to be permissible, in its sole discretion, under applicable law.  Any income, gains or losses, realized or unrealized, from the assets in these PSA’s is credited to or charged against said PSA without regard to the other income, gains or losses of CIGNA.  These PSA’s are divided into units of participation.  The value of a unit of participation is determined by CIGNA daily and is equal to the market value of the account, determined by CIGNA based on its established procedures for valuing assets, divided by the total number of units of participation.

Other PSA’s invest in shares of underlying mutual funds sponsored and advised by investment companies not related to CIGNA.  In addition, from time to time, the Insurance Company may invest such assets in short-term money market instruments, cash or cash equivalents.  Any income, gains or losses, realized or unrealized, from the assets in these PSA’s are credited to or charged against that PSA without regard to the other income, gains or losses of CIGNA.  These PSA’s are divided into units of participation.  The value of a unit of participation is determined by CIGNA daily and is based on the market value of the assets in the PSA at the close of CIGNA’s business on that day, as determined by CIGNA in accordance with generally recognized accounting procedures, divided by the total number of units of participation.  The market value of the investments in these PSA’s are determined by the net asset value (“NAV”) of the shares plus the value of any dividends and capital gain distributions.

Payment of Benefits.  Benefits are paid when due and recorded when paid.

Administrative Costs.  Certain administrative services and the use of office fixtures and equipment are provided to the Plan by the Sponsor and no provision for these costs are included in the accompanying financial statements.  All other administrative expenses are recognized when incurred.

Prohibited Transactions.  A “party-in-interest” is a fiduciary or employee of the Plan, any person who provides services to the Plan, the Sponsor or an employee association whose members are covered by the Plan, a person who owns 50 percent or more of the Sponsor or such employee association or relatives of such person just listed.  Under ERISA, a Plan fiduciary is prohibited from causing the Plan to engage in the following transactions with a party-in-interest, with certain conditional exemptions provided by ERISA:

•                  A sale, exchange or lease of property;

•                  A loan or other extension of credit;

•                  The furnishing of goods, services or facilities;

•                  A transfer of plan assets to a party-in-interest for the use or benefit of a party-in-interest; or

•                  An acquisition of employer securities or real property.

A fiduciary is also generally prohibited from using the Plan’s assets for his or her own interest or account, acting in any Plan transactions on behalf of a party whose interests are adverse to those of the Plan or its participants and receiving consideration for his or her own account from a party dealing with the Plan in connection with a transaction involving the Plan’s assets.

The Trustees of the Plan do not believe the Plan engaged in any prohibited transactions in 2002, 2001 or 2000.

Note 3:  Investments

Components of the Plan’s investments are presented below.  Individual investments that represent 5 percent or more of the Plan’s net assets are separately identified with an asterisk (*).  Investments at fair value as determined by quoted market price are identified with “QMP.”  Investments at fair value as determined by CIGNA in accordance with contract terms (see Note 2 investment discussion) are identified with “Con.”  Key Energy common stock is non-participant directed (see Note 2 investment discussion), all other investments (investments in insurance contracts) are participant directed.

	Fair Value Determined By	2002	2001

* Stock Index Fund	Con	$2,112,402	$2,222,464
* Janus Worldwide Account	Con	1,358,567	1,804,311
* State Street Global Advisors
Intermediate Bond Account	Con	3,026,358	2,010,293
* Fidelity Advisor Growth Opportunities	Con	2,956,773	3,857,711
* Balanced-Wellington Management	Con	—	2,969,407
* INVESCO Dynamics	Con	1,553,260	2,204,302
* Balanced I-Wellington Management	Con	2,569,216	—
Other pooled separate accounts	Con	7,471,507	4,914,847
Pooled separate accounts(1)		21,048,083	19,983,335

* CIGNA Guaranteed Income Account	Con	19,032,880	15,580,961
Insurance Contracts		40,080,963	35,564,296
* Key Energy Employer Stock Fund	QMP	5,555,225	3,682,038

		$45,636,188	$39,246,334

(1)          Pooled separate accounts invested exclusively in shares of underlying mutual funds sponsored and advised by investment companies not related to CIGNA are described by the name of that mutual fund in the table above.

During the years ended December 31, 2002, 2001, and 2000, participant directed investments (including gains and losses realized and unrealized) depreciated in value by $3,900,246, $2,693,775, and $1,867,359, respectively.

During the years ended December 31, 2002, 2001, and 2000, non-participant directed investments, the Key Energy Employer Stock fund, appreciated (depreciated) in value (including gains and losses realized and unrealized) by ($135,245), ($396,409), and $197,630, respectively.

Note 4:  Plan Mergers

During 2002 and 2000, certain employee benefit plans sponsored by companies acquired by the Sponsor were merged into the Plan.  In connection with these mergers, investments of $5,398,929 and $24,877, respectively, were transferred into the Plan.  In addition, participant loans of $443,650 were transferred into the plan in 2002.

Note 5:  Related Party Transactions

The Employer pays certain administrative expenses of the Plan.  In addition, the Employer provides certain administrative services to the Plan at no cost.  These costs were not significant.

Key Energy Services, Inc.

401(k) Savings and Retirement Plan

Supplemental Schedule

For the Year Ended:

December 31, 2002

Supplemental Schedule I:

Key Energy Services, Inc.
401(k) Savings and Retirement Plan

Schedule of Assets Held for Investment Purposes
as of December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party (1)	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Connecticut General Life Insurance Company	Guaranteed Income Fund	$	$19,032,880

*	Connecticut General Life Insurance Company	Pooled Separate Accounts with CIGNA:
		Stock Index Fund		2,112,402
		Fidelity Advisor Value Strategies A		897,329
		Janus Worldwide Account		1,358,567
		State Street Global Advisors Intermediate Bond Account		3,026,358
		Templeton Foreign Account		408,948
		Fidelity Advisor Growth Opportunities		2,956,773
		Wellington Management Balanced		—
		John A. Levin Large Cap Value		2,371,133
		Goldman Sachs Large Cap Growth		256,749
		Morgan Stanley Large Cap Growth		484,707
		Janus Advisor Growth Account		550,575
		INVESCO Dynamics		1,553,260
		BERGER Small Cap Value		915,873
		Timessquare Small Cap Growth		270,726
		INVESCO Small Company Growth Account		597,457
		CIGNA Lifetime20		106,738
		CIGNA Lifetime30		200,987
		CIGNA Lifetime40		169,519
		CIGNA Lifetime50		130,435
		CIGNA Lifetime60		110,331
		Wellington Management Balanced I		2,569,216

*	CIGNA Financial Services, Inc.	Key Energy Employer Stock Fund		5,555,225

		Loans to Participants (1)		3,307,373

			(2)	$48,943,561

*	An asterisk (*) in column "a" indicates a party-in-interest to the Plan.
(1)	Participant loans are aggregated and presented with a general description of terms and interest rates.
(2)	Cost information is ommitted with respect to participant and/or beneficiary-directed transactions.

See accompanying Independent Auditors’ Report.